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                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549


                               SCHEDULE 13D
                             (Amendment No. 3)

                 Under the Securities Exchange Act of 1934


                         BADGER PAPER MILLS, INC.
                             (NAME OF ISSUER)

                COMMON STOCK, WITHOUT NOMINAL OR PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

                                 056543101
                              (CUSIP NUMBER)

                              GORDON R. LEWIS
                        WARNER NORCROSS & JUDD LLP
                           900 OLD KENT BUILDING
                           111 LYON STREET, N.W.
                     GRAND RAPIDS, MICHIGAN 49503-2487
                                (616) 752-2752
         (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                  TO RECEIVE NOTICES AND COMMUNICATIONS)

                             SEPTEMBER 18, 1997
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




                                   Page 1 of 7

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CUSIP No. 056543101                 13D


(1)  Name of Reporting Person:     Bomarko, Inc.

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(2)  Check the Appropriate Box                                        (a) [x]
     if a Member of a Group:                                          (b) [ ]
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(3)  SEC Use Only:

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(4)  Source of Funds     PF

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(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):                                                  [ ]
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(6)  Citizenship or Place of Organization:  Delaware

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Number of Shares         (7)  Sole Voting Power:                 276,664
Beneficially Owned       (8)  Shared Voting Power:            -------------
By Reporting Person      (9)  Sole Dispositive Power:            276,664
With                    (10)  Shared Dispositive Power:       -------------
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(11) Aggregate Amount Beneficially Owned by Reporting Person:    276,664

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(12) Check box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:                                                              [ ]
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(13) Percent of Class Represented by Amount in Row (11):    14.2%

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(14) Type of Reporting Person:     CO

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                                   Page 2 of 7
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CUSIP No. 056543101                 13D


(1)  Name of Reporting Person:     Extrusions Division, Inc.

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(2)  Check the Appropriate Box                                        (a) [x]
     if a Member of a Group:                                          (b) [ ]
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(3)  SEC Use Only:

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(4)  Source of Funds     PF

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(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):                                                  [ ]
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(6)  Citizenship or Place of Organization:  Michigan

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Number of Shares         (7)  Sole Voting Power:                 200
Beneficially Owned       (8)  Shared Voting Power:            ---------
By Reporting Person      (9)  Sole Dispositive Power:            200
With                    (10)  Shared Dispositive Power:       ---------
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(11) Aggregate Amount Beneficially Owned by Reporting Person:    200

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(12) Check box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:                                                              [ ]
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(13) Percent of Class Represented by Amount in Row (11):   0.0%

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(14) Type of Reporting Person:     CO

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                                   Page 3 of 7
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CUSIP No. 056543101


(1)  Name of Reporting Person:     James D. Azzar

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(2)  Check the Appropriate Box                                        (a) [x]
     if a Member of a Group:                                          (b) [ ]
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(3)  SEC Use Only:

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(4)  Source of Funds     OO

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(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):                                                  [ ]
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(6)  Citizenship or Place of Organization:  United States

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Number of Shares         (7)  Sole Voting Power:                 276,864*
Beneficially Owned       (8)  Shared Voting Power:             ------------
By Reporting Person      (9)  Sole Dispositive Power:            276,864*
With                    (10)  Shared Dispositive Power:        ------------
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(11) Aggregate Amount Beneficially Owned by Reporting Person:     276,864*

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(12) Check box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:                                                              [ ]
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(13) Percent of Class Represented by Amount in Row (11):    14.2%

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(14) Type of Reporting Person:     IN

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*Includes Shares beneficially owned by Bomarko and EDI

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          This amendment no. 3 is filed for the purpose of reporting a change in Item 4 - Purpose of Transaction. All items not reported in this amendment no. 3 are hereby incorporated by reference from Amendment No. 2 to this Schedule 13D, dated December 10, 1996.

ITEM 4.   PURPOSE OF TRANSACTION.

     On September 18, 1997, James D. Azzar proposed to acquire all of Badger's outstanding shares in a merger transaction for a consideration of $10.05 in cash. A copy of Bomarko's letter to Badger's board of directors proposing that acquisition is filed as Exhibit 1 to this Schedule 13D.

     The Reporting Persons believe that the most viable strategy by which Badger stockholders can limit the risk of further substantial losses in the value of their investment in Badger and maximize shareholder value is a prompt sale of Badger. If negotiations between Mr. Azzar and Badger do not result in an acquisition of Badger by Mr. Azzar and his affiliates, the Reporting Persons intend to communicate with management and stockholders of the Issuer and take other measures to encourage the board of directors and management to take appropriate measures to preserve stockholders' value, including, if feasible, a sale of Badger or its assets to another party.

     Reporting Persons intend to monitor the business and management of the Issuer closely, to discuss strategic issues, key decisions, and management effectiveness with the management of the Issuer from time to time, and to take such actions as they may, in the future, deem necessary to protect and enhance the value of their investment. The Reporting Persons may seek to change the present board of directors or management of the Issuer or to change the Issuer's articles of incorporation or bylaws, but they have no specific present intention to do so. The Reporting Persons believe that the defensive provisions included in the Issuer's Articles of Incorporation, and certain laws available to the board of directors of the Issuer in the State of Wisconsin render it comparatively unlikely that the Reporting Persons could acquire control of the Issuer or its assets without the support of Badger's board of directors.

          The Reporting Persons' initial purpose in acquiring the Shares reported hereunder was to acquire a significant equity interest in the Issuer as an investment. The Reporting Persons may acquire additional shares of the Issuer from time to time in the future for the purpose of enhancing their ability to influence management, promote a sale of the Issuer, or supplement or protect their investment, depending upon their evaluation of the Issuer's business and prospects, future developments, and availability of Shares, but have no specific plan or intention concerning the number of Shares which will be acquired or the timing, price or nature of purchase transactions. The Reporting Persons may also, depending upon their evaluation of the Issuer's business and prospects, future developments and the availability of Shares, dispose of Shares.

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     Except as stated above, as of the date of this filing, the Reporting
Persons have no current plans or proposals that would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons intend to continue to review their investments and may consider and form plans that may result in such actions in the future.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b)    The Issuer reported in its report on Form 10-Q for the
quarter ended June 30, 1997, that it had 1,945,130 Shares issued and outstanding as of June 30, 1997. All of the percentages reported in this Statement are based on that number. All percentages have been rounded to the nearest one-tenth of a percent.

     Bomarko beneficially owns 276,664 Shares, representing approximately 14.2% of the issued and outstanding Shares. Bomarko has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

     EDI beneficially owns 200 Shares, representing 0.0% of the issued and outstanding Shares. EDI has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

     James D. Azzar beneficially owns 276,864 Shares, representing approximately 14.2% of the issued and outstanding Shares, including Shares beneficially owned by Bomarko and EDI. Mr. Azzar has the sole power to direct the voting and disposition of Shares beneficially owned by Bomarko and EDI.

     No other person named in Item 2 is known by the Reporting Persons to be the beneficial owner of any Shares.

     Except for James D. Azzar, each of the executive officers and directors of Bomarko disclaims beneficial ownership of the Shares held by Bomarko.

     (c) The Reporting Persons have not purchased or sold Shares of the Issuer's common stock during the 60 days preceding the date of this amendment to the Reporting Persons' Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Letter dated September 18, 1997.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          BOMARKO, INC.



Dated:  September 22, 1997                By   /S/ JAMES D. AZZAR
                                             James D. Azzar, Chairman of the
                                             Board and Chief Executive  Officer



                                          EXTRUSIONS DIVISION, INC.


Dated:  September 22, 1997                By   /S/ JAMES D. AZZAR
                                             James D. Azzar, President


Dated:  September 22, 1997                     /S/ JAMES D. AZZAR
                                             James D. Azzar

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                                   Exhibit 1

                                JAMES D. AZZAR
                           201 Cottage Grove, S.E.
                         Grand Rapids, Michigan 49508


                              September 18, 1997



Board of Directors
Badger Paper Mills, Inc.
200 West Front Street
P.O. Box 149
Peshtigo, WI 54157-0149

Gentlemen:

          I propose a merger in which I would acquire all of the outstanding shares of Badger Paper Mills, Inc., for $10.05 per share in cash.

PROPOSED TERMS AND CONDITIONS

          The proposed transaction would be subject to the following assumptions, terms and conditions:

     1. TRANSACTION STRUCTURE. The transaction would be effected through a merger of Badger with a corporation I control. In that transaction, my corporation would acquire all of the outstanding shares of Badger. Each shareholder of Badger, other than my affiliates, would be paid $10.05 per share in cash.

     2. DEFINITIVE AGREEMENT. The merger would be the subject of a definitive agreement and plan of merger to be negotiated between the parties. The definitive agreement would contain mutually acceptable representations, warranties, covenants, terms and conditions consistent with the substance of this letter.

     3. OUTSTANDING SHARES. The price we propose is based on the assumption that there are 1,945,130 shares of Badger Common Stock outstanding and that there are no other options, contracts or rights to acquire additional shares.

     4. APPROVAL. The plan of merger must be approved and authorized by either:


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               (a)  a unanimous vote of the Badger board of
               directors and an affirmative vote of both a majority of Badger's outstanding shares and a majority of the outstanding shares not held by me or my affiliates; or

               (b)  a majority vote of the Badger board of
               directors and an affirmative vote of two-thirds of Badger's outstanding shares.

     5. PREPURCHASE INVESTIGATION. The merger would be subject to a thorough and satisfactory prepurchase investigation of Badger. Badger and its officers would be expected to cooperate fully in furnishing such information as is reasonably requested. This prepurchase investigation may be conducted under an appropriate confidentiality agreement.

     6. NO MATERIAL ADVERSE CHANGE. There must not have occurred any material adverse change in the financial condition, business, properties or prospects of Badger, except and to the extent previously disclosed.

     7. CONDUCT OF OPERATIONS. Badger must have conducted, and must continue to conduct, business and corporate affairs only in the usual and ordinary course, consistent with past practices and policies and in accordance with applicable laws, regulations and sound management standards.

     8. EFFECTIVE DATE. The effective date of the merger would be February 28, 1998, or such other date as the parties agree.

EXPRESSION OF INTEREST

          This letter is an expression of my present intentions concerning the proposed transaction and as basis for further discussion. This letter is not a legally binding offer or agreement to consummate a transaction of any kind. There are no agreements, arrangements, commitments or undertakings between Badger and me, and any that may be incurred from our dealings are expressly disclaimed.

          I may terminate this expression of its interest at any time and for any reason prior to execution of a definitive agreement. This proposal will be withdrawn if I have not received a written expression of Badger's interest in pursuing further discussions of the proposed transaction by October 1, 1997.





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PROCEEDING FURTHER

          I believe that the transaction proposed in this letter offers substantial economic benefits to Badger's shareholders. I am prepared to begin my prepurchase investigation and negotiation of a definitive agreement and plan of merger immediately after you have advised me that you also have an interest in pursuing further discussions of the proposed transaction. You may advise me of your interest by communicating that interest in writing to me, in care of my counsel, Gordon R. Lewis, Warner Norcross & Judd LLP, 111 Lyon Street, N.W., Grand Rapids, Michigan 49503, Fax (616) 752-2500.


                                   Sincerely,

                                   /s/ James D. Azzar

                                   James D. Azzar
































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